UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MICROSEMI CORPORATION (Exact Name Of Registrant As Specified In Its Charter)

Delaware	0-8866	95-2110371
(State Or Other Jurisdiction Of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

One Enterprise, Aliso Viejo, California	92656
(Address of Principal Executive Offices)	(Zip Code)

J. Eric Bjornholt	(480) 792-7200
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 – Conflict Minerals Disclosures
Item 1.01    Conflict Minerals Disclosure and Report

The Conflict Minerals Report for the calendar year ended December 31, 2017, filed herewith as Exhibit 1.01, is available on the Company's website at http://investor.microsemi.com/documents-charters.

Item 1.02 Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2017 is filed herewith as Exhibit 1.01.

Section 2 – Exhibits

Section 2.01 Exhibits

1.01	Conflict Minerals Report For The Calendar Year Ended December 31, 2017

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 31, 2018	Microsemi Corporation

By: /s/ J. Eric Bjornholt
J. Eric Bjornholt Vice President, Chief Financial Officer (Principal Accounting and Financial Officer)

EXHIBITS

Exhibit No.    Description

1.01	Conflict Minerals Report For The Calendar Year Ended December 31, 2017